Richard Miller, P. Eng.

Eldorado Gold Corporation

1188 Bentall 5, 550 Burrard Street

Vancouver, BC V6C 2B5

Telephone:  (604) 687-4018

Fax: (604) 687-4026

Email:

richardm@eldoradogold.com

CONSENT of AUTHOR

TO:

British Columbia Securities Commission 701 West Georgia Street Vancouver, BC V7Y 1L2	Securities Administration Branch 133 Prince William Street P.O. Box 5001 Saint John, New Brunswick E2L 4Y9

Alberta Securities Commission 4th Floor, 300 – 5th Avenue S.W. Calgary, Alberta T2P 3C4	Nova Scotia Securities Commission 2nd Floor, Joseph Howe Building 1690 Hollis Street, PO Box 458 Halifax, Nova Scotia B3J 3J9

Saskatchewan Financial Services Commission - Securities Division 6th Floor, 1919 Saskatchewan Drive Regina, Saskatchewan S4P 3V7	Office of the Attorney General - Securities Division 95 Rochford Street, 4th Floor Shaw Building P.O. Box 2000 Charlottetown, PEI C1A 7N8

The Manitoba Securities Commission 1130 – 405 Broadway Avenue Winnipeg, Manitoba R3C 3L6	Securities Commission of Newfoundland and Labrador P.O. Box 8700 2nd Floor, West Block Confederation Building St. John’s, NFLD A1B 4J6

Ontario Securities Commission Box 55 1903 – 20 Queen Street West Toronto, Ontario M5H 3S8	The Toronto Stock Exchange P.O. Box 450 3rd Floor, 130 King Street W. Toronto, Ontario M5X 1J2

Commission des valeurs mobilieres du Québec 800, Square Victoria, 22e étage C.P. 246, Tour de la Bourse Montréal, Québec H4Z 1G3

I, Richard Miller, consent to the public filing of the technical report titled Technical Report for the Kisladag Gold Mine, Turkey and dated January 28, 2010 (the “Technical Report”) and to extracts from or a summary of the Technical Report in the Technical Report of Eldorado Gold Corporation, being filed.

I confirm that I have read the written disclosure being filed by Eldorado Gold Corporation and that it fairly and accurately represents the information in the Technical Report that supports the disclosure.

Dated this 15th Day of March, 2010.

“Richard Miller”

Richard Miller, P. Eng.